Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,	Year ended December 31,
	2013	2012	2011	2010(A)	2009	2008
	(In thousands)
Earnings:
Income (loss) from continuing operations and before income taxes	($49,706)	($203,322)	($166,945)	$109,228	($131,875)	($126,993)
Add: Fixed Charges	3,582	9,281	6,998	9,367	11,097	14,124
Earnings, as defined	($46,124)	($194,041)	($159,947)	$118,595	($120,778)	($112,869)
Fixed Charges:
Interest expense & amortization of debt issuance costs	$3,483	$8,927	$6,408	$8,399	$10,129	$13,156
Estimated interest component of rent expense	99	354	590	968	968	968
Fixed Charges	$3,582	$9,281	$6,998	$9,367	$11,097	$14,124
Deficiency of earnings available to cover fixed charges (in millions)	$(49.7)	$(203.3)	$(166.9)	$—	$(131.9)	$(127.0)
Ratio of earnings to fixed charges(B)	—	—	—	12.7	—	—

(A)	Total revenue for the year ended December 31, 2010 includes $175.0 million from the sale of our worldwide development and commercialization rights to danoprevir to Roche in October 2010, which is characterized as collaboration revenue in our consolidated statement of operations for 2010.
(B)	We currently do not have any preferred stock outstanding and we have not paid any dividends on preferred stock, therefore, the ratio of earnings to fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges.